UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                           Dyna-Cam Engine Corporation
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   267744 100
                                 --------------
                                 (CUSIP Number)

                             Thomas J. Morgan, Esq.
                              Lewis and Roca, LLP
                              40 N. Central Avenue
                             Phoenix, Arizona 85003
                                 (602) 262-5712
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 2 of 11 Pages
--------------------                                          ------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Aztore Holdings Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     5,904,185
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     20,886,516
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       5,904,185
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,790,701
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    73.80%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 3 of 11 Pages
--------------------                                          ------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Patricia J. Wilks
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     24,499,756
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     24,499,756
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,499,756
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.74%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 4 of 11 Pages
--------------------                                          ------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dennis C. Palmer
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     24,274,756
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     24,274,756
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,274,756
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.54%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 5 of 11 Pages
--------------------                                          ------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Palmer Holdings, Ltd.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Nevada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,013,240
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,861,516
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       23,874,756
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,874,756
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68.19%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 6 of 11 Pages
--------------------                                          ------------------


ITEM 1. SECURITY AND ISSUER

     (a)  common stock, $0.001 par value
     (b)  Dyna-Cam Engine Corporation
          23960 Madison Avenue
          Torrance, California  90505

ITEM 2. IDENTITY AND BACKGROUND

     The following information relates to Aztore Holdings, Inc.:

     (a)  Name: Aztore Holdings, Inc.
     (b)  Place of Organization: Arizona
     (c)  Principal Business: Investment banking services
     (d) Principal Office: 14647 S. 50th Street, Suite 130, Phoenix, Arizona 85044-6464
     (e)  Criminal Convictions in Last Five Years: None
     (f)  Civil Proceedings Regarding Securities in Last Five Years: None

     The following information relates to Patricia J. Wilks:

     (a)  Name: Patricia J. Wilks
     (b)  Business Address: 23960 Madison Avenue, Torrance, California 90505
     (c)  Occupation: Chairman
          Employer: Dyna-Cam Engine Corporation, 23960 Madison Avenue, Torrance, California 90505
          Principal Business: Engine development and manufacturing
     (d)  Criminal Convictions in Last Five Years: None
     (e)  Civil Proceedings Regarding Securities Violation in Last Five Years:
          None
     (f)  Citizenship: United States

     The following information relates to Dennis C. Palmer:

     (a)  Name: Dennis C. Palmer
     (b)  Business Address: 23960 Madison Avenue, Torrance, California 90505
     (c)  Occupation: Executive Vice President
          Employer: Dyna-Cam Engine Corporation, 23960 Madison Avenue, Torrance, California 90505
          Principal Business: Engine development and manufacturing
     (d)  Criminal Convictions in Last Five Years: None
     (e)  Civil Proceedings Regarding Securities Violation in Last Five Years:
          None
     (f)  Citizenship: United States

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 7 of 11 Pages
--------------------                                          ------------------

     The following information relates to Palmer Holdings, Ltd.:

     (a)  Name: Palmer Holdings, Ltd.
     (b)  Place of Organization: Nevada
     (c)  Principal Business: Engine development and manufacturing
     (d)  Principal Office: 23960 Madison Avenue, Torrance, California 90505
     (e)  Criminal Convictions in Last Five Years: None
     (f)  Civil Proceedings Regarding Securities in Last Five Years: None

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The following information relates to Aztore Holdings, Inc.:

     The Dyna-Cam shares held directly and indirectly by Aztore were acquired in non-market transactions in exchange for cash, services, cancellation of debt and loan fees and upon liquidation of DC Engine Corp. (a predecessor to Dyna-Cam). Dyna-Cam acquired the operating assets of DC Engine Corp. in exchange for its stock.

     Aztore acquired the right to vote the shares held by Ms. Wilks and Mr. Palmer through a Rights Agreement dated April 30, 2001. The Rights Agreement was entered into as a condition of the Agreement for Convertible Secured Line of Credit dated April 30, 2001 between Dyna-Cam and Aztore. The shares held by Palmer Holdings, Ltd. that were contributed by Ms. Wilks and Mr. Palmer are subject to the Rights Agreement.

     The following information relates to Patricia J. Wilks:

     The Dyna-Cam shares held by Ms. Wilks were acquired upon liquidation of DC Engine Corp. (a predecessor to Dyna-Cam). Ms. Wilks had been a founder of DC Engine Corp. Dyna-Cam acquired the operating assets of DC Engine Corp. in exchange for its stock.

     The following information relates to Dennis C. Palmer:

     The Dyna-Cam shares held by Mr. Palmer were acquired upon liquidation of DC Engine Corp. (a predecessor to Dyna-Cam). Mr. Palmer had been a founder of DC Engine Corp. Dyna-Cam acquired the operating assets of DC Engine Corp. in exchange for its stock.

     The following information relates to Palmer Holdings, Ltd.:

     Palmer Holdings, Ltd. was formed by Ms. Wilks, Mr. Palmer and other persons to hold shares of Dyna-Cam. Shares of Dyna-Cam owned by Palmer Holdings, Ltd. were received as capital contributions upon its formation.

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 8 of 11 Pages
--------------------                                          ------------------


ITEM 4. PURPOSE OF TRANSACTION

     The voting rights to the shares held by Ms. Wilks and Mr. Palmer were acquired by Aztore as a condition for Aztore entering into the Convertible Secured Line of Credit in order to control Dyna-Cam's operations while obligations under such agreement are outstanding.

     Palmer Holdings, Ltd. was formed to consolidate the share ownership of Ms. Wilks, Mr. Palmer and certain other persons.

     The reporting persons may acquire additional shares in the open market, in private transactions or otherwise depending on various factors, including general market and industry conditions, and the issuer's financial condition and results of operation.

     The reporting persons will continue to review their holdings and the factors set forth above and may consider certain types of transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. No such transactions are currently contemplated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The following information relates to Aztore Holdings, Inc.:

     (a) Aztore beneficially owns 26,790,701 shares or 73.80% of Dyna-Cam's common stock, which include (i) 1,641,385 shares held directly, (ii) 87,600 shares of Series A Preferred that are immediately convertible into 262,800 shares of common stock, (iii) 4,000,000 shares held by Chasseur Holdings, Inc. due to its control of Chasseur, (iv) 625,000 shares held by Patricia J. Wilks, 400,000 shares held by Dennis C. Palmer and 19,861,516 shares held by Palmer Holdings, Ltd. due to Aztore's ability to direct the vote of such shares. Aztore disclaims any ownership of the shares held by Chasseur except to the extent of its percentage ownership of Chasseur. Aztore disclaims all ownership of the shares held by Ms. Wilks, Mr. Palmer and Palmer Holdings, Ltd.

     (b)  (i)  Sole power to vote or to direct the vote:               5,904,185
          (ii) Shared power to vote or direct the vote:               20,886,516
         (iii) Sole power to dispose or to direct the
               disposition of the shares:                              5,904,185
          (iv) Shared power to dispose or to direct the
               disposition of the shares:                                      0

     (c) Transactions Within Past 60 Days:

     Aztore acquired 60,000 shares of Series A Preferred (convertible into 180,000 shares of common) from Dyna-Cam on April 30, 2001 as consideration for providing a $400,000 credit facility to Dyna-Cam under the terms of the Agreement for Convertible Secured Line of Credit.

--------------------                                          ------------------
CUSIP NO. 267744 100              SCHEDULE 13D                Page 9 of 11 Pages
--------------------                                          ------------------


     The following information relates to Patricia J. Wilks:

     (a) Ms. Wilks beneficially owns 24,499,756 shares or 68.74% of Dyna-Cam's common stock, which includes (i) 23,874,756 shares held through Palmer Holdings, Ltd., (ii) 75,000 shares of Series A Preferred that are immediately convertible into 225,000 shares of common stock and (iii) 400,000 vested stock options. Ms. Wilks disclaims ownership of shares held by Palmer Holdings, Ltd. except to the extent of her percentage ownership of Palmer Holdings, Ltd.

     (b)  (i)  Sole power to vote or to direct the vote:                       0
          (ii) Shared power to vote or direct the vote:               24,499,756
         (iii) Sole power to dispose or to direct the
               disposition of the shares:                                      0
          (iv) Shared power to dispose or to direct the
               disposition of the shares:                             24,499,756

     The following information relates to Dennis C. Palmer:

     (a) Mr. Palmer beneficially owns 24,274,756 shares or 68.54% of Dyna-Cam's common stock, which includes (i) 23,874,756 shares held through Palmer Holdings, Ltd. and (ii) 400,000 vested stock options. Mr. Palmer disclaims ownership of shares held by Palmer Holdings, Ltd. except to the extent of his percentage ownership of Palmer Holdings, Ltd.

     (b)  (i)  Sole power to vote or to direct the vote:                       0
          (ii) Shared power to vote or direct the vote:               24,074,756
         (iii) Sole power to dispose or to direct the
               disposition of the shares:                                      0
          (iv) Shared power to dispose or to direct the
               disposition of the shares:                             24,074,756

     The following information relates to Palmer Holdings, Ltd.:

     (a) Palmer Holdings, Ltd. directly holds 23,874,756 shares or 68.19% of Dyna-Cam's common stock.

     (b)  (i)  Sole power to vote or to direct the vote:               4,013,240
          (ii) Shared power to vote or direct the vote:               19,861,516
         (iii) Sole power to dispose or to direct the
               disposition of the shares:                             23,874,756
          (iv) Shared power to dispose or to direct the
               disposition of the shares:                                      0

--------------------                                         -------------------
CUSIP NO. 267744 100              SCHEDULE 13D               Page 10 of 11 Pages
--------------------                                         -------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITY OF THE ISSUER

     The voting rights to the shares held by Ms. Wilks and Mr. Palmer have been acquired by Aztore under the Rights Agreement as a condition for Aztore entering into the Convertible Secured Line of Credit in order to control Dyna-Cam's operations while obligations under such agreement are outstanding. Palmer Holdings, Ltd. has acknowledged that the shares held by it that were transferred by Ms. Wilks and Mr. Palmer are subject to the Rights Agreement.

     Ms. Wilks and Mr. Palmer share voting and dispositive authority over the shares held by Palmer Holdings, Ltd.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1      Joint Filing Statement

     Exhibit 2 (1)  Agreement for Convertible Secured Line of Credit dated effective April 30, 2001 between Dyna-Cam Engine Corporation and Aztore Holdings, Inc.

     Exhibit 3 (1)  Rights Agreement dated effective April 30, 2001 between
                    Dyna-Cam Engine Corporation, Aztore Holdings, Inc. and Patricia J. Wilks and Dennis C. Palmer.

----------
(1) Incorporated by reference from Dyna-Cam Engine Corporation's Form 10-QSB for the three month period ended December 31, 2000 as filed with the Securities and Exchange Commission on July 2, 2001.

--------------------                                         -------------------
CUSIP NO. 267744 100              SCHEDULE 13D               Page 11 of 11 Pages
--------------------                                         -------------------

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints each and all of the other persons below, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Schedule 13D, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming to all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Aztore Holdings, Inc.

July 23, 2001                           By: /s/ Michael S. Williams
Date                                       ---------------------------------
                                           Michael S. Williams, President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2001                              /s/ Patricia J. Wilks
Date                                       ---------------------------------
                                           Patricia J. Wilks

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2001                              /s/ Dennis C. Palmer
Date                                       ---------------------------------
                                           Dennis C. Palmer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Palmer Holdings, Ltd.

July 23, 2001                           By: /s/ Patricia J. Wilks
Date                                       ---------------------------------
                                           Patricia J. Wilks, President